[DST Letterhead]

CONFIDENTIAL TREATMENT REQUESTED

July 13, 2007

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Room 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DST Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-14036

Dear Ms. Collins:

DST Systems, Inc. (“DST” or the “Company”) is pleased to provide the following responses to your additional comment letter dated June 15, 2007 to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with respect to the above-referenced report.

As discussed in Sonnenschein, Nath & Rosenthal LLP’s, our counsel, letter to you dated June 22, 2007, we appreciate the additional time in which to submit this response.

In connection with this response, DST acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, each response to your comments is preceded by the comment to which it relates.  Page number references are to the pages of the Form 10-K for the year ended December 31, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

Comment 1.  We note your response to prior comment 1 where you indicate that while the Company determined that continuing revenues of EquiServe and the Innovis Entities were significant to the annual revenues of these disposed entities for purposes of the discontinued operations test, the Company also determined that the continuing revenues were not significant to the consolidated revenues of the Company and accordingly you concluded that separate disclosures in MD&A of the continuing revenues was not considered necessary.  Please provide the amount of continuing revenues and revenues earned prior to disposal for each of the entities (EquiServe and Innovis) that were used in your EITF 03-13 analysis and provide an explanation as to the source of the continuing revenues.  Furthermore, if the Company believes that the continuing revenues did not cause any significant variance or trend issues that warranted discussion in MD&A then please explain why your disclosures place a significant emphasis on the negative impact on the Company’s revenues as a result of these disposals.

Response:  We evaluated the guidance in EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, in Determining Whether to Report Discontinued Operations” in reaching the conclusion that EquiServe and the Innovis Entities transactions did not qualify to be reported as discontinued operations.

In regards to EquiServe, DST included approximately $233.8 million of EquiServe related operating revenues in its consolidated results for the year ended December 31, 2004, and approximately $99.9 million of EquiServe related operating revenues in its consolidated results for the period January 1, 2005 through June 17, 2005, the date EquiServe was sold.  EquiServe utilized DST’s data processing services, software development resources, Output production services, and certain reconciliation and shareowner call center services, and occupied certain DST owned facilities.  In addition, EquiServe was the origination source of certain re-insurance premiums collected by DST’s captive insurance company for lost instrument surety bond coverage.  Except for the surety bond revenues and the facility leases, the other services were provided to EquiServe post-transaction on essentially a cost recovery basis.  DST received approximately $50 million annually for these items after the closing of the transaction.  Prior to the closing of the transaction, the majority of DST cross charges for these services were eliminated within the Financial Services Segment.  DST recorded approximately $4 million of annual Output services revenues in the Output Solutions Segment and approximately $8 million of annual facility charges, which were included in the Investments and Other Segment as revenues.  The latter amounts were reflected gross within the Segment results, but were eliminated in the consolidated financial information.

DST entered into contractual commitments ranging from two to twelve years for the items highlighted above.  DST concluded that the on-going cash flows resulting from the EquiServe transaction were significant.  We provide disclosure of these agreements in MD&A on page 47 of our 2006 Form 10-K.  Approximately $30 million of the on-going cash flows from these agreements were related to data processing services, software development resources, and AWD products and services.  These amounts were essentially designed to recover DST’s cost of providing these necessary and integral services for EquiServe.  Prior to the transaction closing, these amounts were not reflected as revenue in any of DST’s financial reporting.  After the closing of the transaction, Equiserve results were no longer included in DST’s results; accordingly, DST recorded the contractual reimbursements from EquiServe as DST revenues.  These revenues essentially offset DST’s costs of providing the services.  Of the $30 million of revenues referenced here, approximately $13 million was for development resources.  Prior to the close of the transaction, the majority of the development resource costs were not cross-charged to the EquiServe legal entity, since they were being capitalized under SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”.  Upon closing the transaction, DST began to record contractual revenue for these development resources, but also began expensing all of the costs associated with the development resources.  The continued receipt of the surety bond and Output revenues did not cause any material variances in revenues from the pre-close periods.  The receipt of the operational support revenues essentially offset our costs and had an immaterial impact on operating income; accordingly we did not place emphasis on these revenues.  We believe we have disclosed the most significant revenue variance occurring from the transaction, which is the absence of the third-party revenues associated with the EquiServe operations. We have included very specific discussions of the pre-closing EquiServe revenues in our MD&A discussions on page 63 of the 2006 Form 10-K.

In regards to the Innovis Entities, DST included approximately $183.0 million of Innovis Entities related operating revenues in its consolidated results for the year ended December 31, 2004, and approximately $93.9 million of Innovis Entities related operating revenues in its consolidated results for the six months ended June 30, 2005.  The Innovis Entities utilized DST’s Output production services, and certain DST data processing services, and occupied certain DST owned facilities.  The Innovis Entities were charged approximately $54.0 million and $26.2 million for such services for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively.  The single largest amount relates to charges from the Output Solutions Segment for print mail services, approximating $50.6 million and $24.6 million for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively.  The Output services have been reflected as revenues of the Output Solutions Segment both pre and post closing of the transaction.  Prior to the closing of the transaction, the Innovis Entities reflected the Output services charges as operating expenses of the Customer Management Segment.  On a pre-close basis, these amounts were eliminated in reporting DST’s consolidated results.

We disclose in MD&A on page 46 of the 2006 Form 10-K that as part of the sale of the Innovis Entities, DST Output will continue to provide electronic and print/mail services to customers of the Innovis Entities under a long term contract with Amdocs.  We further disclose what the intersegment revenues were for the Output Solutions services prior to closing the transaction.  As a result of entering into this contract with Amdocs, the Output Solutions Segment was able to preserve this revenue stream post-close, and accordingly, there were no significant variations in the Output Solutions revenues as a result of the Innovis Entities transaction.  In 2005, when the transaction closed, we discussed the nature of these on-going services, and the effect that they had on our trends where appropriate.  In the December 31, 2006 Form 10-K we condensed some of the disclosures provided in prior years as they were not that important to the 2006 results.  We believe we have disclosed the most significant revenue variance occurring from the transaction, which is the absence of the revenues associated with the Innovis Entities’ operations.

Comment 2.  We note your response to comment 2 where you indicate that the largest cost associated with providing the Company’s financial processing services is compensation and benefits.  Supplementally provide a breakdown of the $699.7 million, $977.2 and $905.4 million of financial services costs and expenses for the years ended December 31, 2006, 2005 and 2004, respectively.  Include in your analysis costs attributable to out-of-pocket reimbursements, compensation and benefits, research and development, marketing and selling, general and administrative or any other category you believe would apply to this segment.  Also, we note your disclosures on page 64 where you indicate that the $277.5 million decrease in cost and expenses for fiscal 2006 compared to fiscal 2005 was primarily attributable to the absence of costs from EquiServe and lock\line.  Please quantify the costs attributable to these entities that contributed to the overall decrease in your financial services cost and expenses.  You also attribute a portion of the decrease to a reduction of $4.3 million of expenses related to the settlement of outstanding state sales and use tax matters, which was partially offset by $4.8 million of integration costs associated with the Amisys acquisition.  Considering that a significant portion of your costs and expenses are comprised of personnel related costs, please explain why your MD&A does not include any discussion of the changes in such costs and the reasons for such changes.  Similarly, you indicate that the $71.8 increase in costs and expenses for fiscal 2005 compared to fiscal 2004 was primarily attributable to approximately $8.3 million in transaction costs incurred in connection with the lock\line merger as well as several other factors, which you did not quantify.  Please quantify these other factors and also explain why you do not provide a more robust discussion of your most significant cost (personnel related costs) and its impact of your results of operations.

Response: Regulation S-K Item 303 requires management to discuss their consolidated financial condition, changes in financial condition and results of operations for the most recent three fiscal years.  The MD&A rules, while very comprehensive, are intentionally general.  Additional interpretative releases have been issued relating to MD&A, which have reinforced the view that MD&A should contain a discussion of all material impacts upon the registrant’s financial condition or results of operations, including those arising from disclosure provided elsewhere in the filing.

When explaining material cost variances in MD&A, DST has historically focused on the significant components of costs and expenses (principally compensation/benefits), reimbursable expenses, depreciation and amortization, items that are unusual or infrequent in nature, and items that DST believes affect trended results. DST believes that significant variances have been discussed and a tabular presentation would not provide any additional useful information.

In future filings, we plan to continue this practice as we believe our cost information is presented in sufficient detail and format to inform our shareholders and comply with the Staff’s MD&A requirements.  We also believe the breakdown of costs into additional components would be detrimental to our shareholders because it would allow competitors to have access to proprietary information and unfair insight into the way we manage our business, and could allow parties with whom we do business, and others, to have financial information that would put the Company at a disadvantage in negotiating transactions and conducting business.

As requested, the following table provides a breakdown of the Financial Service Segment’s Cost and expenses for the years ended December 31, 2006, 2005 and 2004.

($ in millions)	2006	2005	2004
[***]	$ [***]	$ [***]	$ [***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]			[***]
[***]	[***]	[***]	[***]
Total costs and expenses	$699.7	$977.2	$905.4

The 2005 Financial Services Segment information above includes costs and expenses associated with the operations of EquiServe for the period January 1, 2005 through June 17, 2005 and of lock/line for the full year 2005.  The decrease in costs and expenses for fiscal 2006 as compared to fiscal 2005 is primarily attributable to the absence of the applicable EquiServe and lock/line  costs in the fiscal 2006 period.  We have quantified the amount of direct costs and expenses included in the legal entities that were sold, as follows.  For the period January 1, 2005 through June 17, 2005, EquiServe had approximately $113.5 million of costs and expenses, of which approximately $50.0 million was compensation and benefits, $37.5 million was reimbursable operating expenses and $6.3 million was occupancy charges.  For the full year 2005, lock\line had approximately $147.1 million of costs and expenses, of which approximately $64.9 million was compensation and benefits, $58.0 million was reimbursable expenses, and $4.0 million was occupancy charges. Because of the nature by which EquiServe and lock\line were integrated into DST it was difficult to isolate all inter-company costs associated with supporting the EquiServe and lock\line operations.  After the sale of EquiServe, we continued to retain a small corporate securities processing business that provided services to other stock transfer businesses on an application service provider (“ASP”) basis.  Certain costs that were previously allocated across both this business and EquiServe became fully attributable to this remaining business.  Likewise, both EquiServe and lock\line benefited from certain allocable fixed costs that did not diminish from a DST consolidated perspective after the transactions.  We have included very specific discussions of the pre-closing EquiServe and lock\line related revenues in our MD&A discussions on page 63 of the 2006 Form 10-K.  We provided qualitative analysis of the decrease in Costs and expenses and Depreciation and amortization from year to year as a result of the absence of these operations and the acquisitions of ASI in 2006 and DST Health Solutions in 2005.  We believe our disclosures, which address at least 80% of costs and all material variances, are proper and in accordance with the SEC’s rules and regulations surrounding the preparation of MD&A.

In regards to the $4.3 million favorable state sales and use tax settlement and the $4.8 million of integration costs, we decided to include a discussion of these amounts as we had referenced these amounts in our fourth quarter earnings release.  Although the amounts were somewhat more significant to the quarterly operations, they are not significant to the full year 2006 results.

The Financial Services Segment has approximately 7,000 employees.  Compensation and benefits for the associates providing financial processing services is one of the Segment’s largest expenses.  Many factors can influence the level of compensation and benefits including, but not limited to, headcount, turnover and attrition, length of time to replace a terminated employee, competitive salaries in the market place, amount and timing of merit increases, promotions, business volumes, mix of employees and related salaries, maturation of work force, retirements, location and relocation of workforce, periodic market adjustments to slow attrition, impact of technology deployed, etc.  Although we are cognizant of these factors in managing our business, we have not designed accounting information systems to provide analytics of these various factors.  We manage headcount principally on expected volumes within our business.  When there are significant trends in our compensation and benefit costs we include qualitative discussions of the trend in MD&A.  For example, our MD&A included very specific disclosures about rising compensation and benefit costs for software developers in the late 1990’s as companies prepared for Year 2000 rollovers. Since then, no significant trend has emerged other than changing business volumes and the acquisitions/disposals of businesses that have impacted compensation and benefits.

In the MD&A discussion on page 64 of the 2006 Form 10-K, a comparison of the 2005 and 2004 costs and expenses references a quantified amount of $8.3 million related to transaction costs and six other specific factors that affected costs and expenses.  Although we believe our qualitative disclosures adequately linked to specific business volume changes or acquisitions/disposals, we will strive to provide additional quantitative analysis of these factors in future filings.  In addition, we plan to discuss reimbursable expenses on a quantitative basis in future filings.

Comment 3.  Similarly, we note your response to comment 2 where you indicate that personnel related costs are the single largest component of the Output Solutions Segment’s total costs and expenses.  Please provide a breakdown of the $1,116.4 million, $1,047.9 million and $975.3 million of Output Solutions costs amongst compensation and benefits, print services, out-of-pocket reimbursements, research and development or any other category your believe might apply to this segment.  Furthermore, your disclosures on page 65 indicate that the increase in Output Solutions costs and expenses was related to higher OOP costs, the cost of certain paper stock previously provided directly by customers, higher personnel costs, higher material and equipment costs associated with increased volumes and costs associated with the implementation of new proprietary printing and implementation technologies.  Please quantify each of the factors noted that contributed to the change in the Company’s cost and expenses for both fiscal 2006 compared to fiscal 2005 and fiscal 2005 compared to fiscal 2004.  In addition, expand your discussion to include the reasons for the increases in such costs.  For instance, where you indicate that personnel costs increased due to higher costs associated with increased operating revenues and volumes, tell us whether such increase were the result of additional staff or increases in salaries and benefits or a combination of both and quantify such reasons.

Response: As requested, the following table provides a breakdown of the Output Solutions Segment’s Cost and expenses for the years ended December 31, 2006, 2005 and 2004.

($ in millions)	2006	2005	2004
[***]	$ [***]	$ [***]	$ [***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
Total costs and expenses	$1,116.4	$1,047.9	$975.3

Our May 10, 2007 response stated that personnel related costs are the single largest component of the Output Solutions Segment’s costs and expenses, excluding reimbursable operating expenses (primarily postage).  Reimbursable operating expenses are principally comprised of rebillable postage expenditures (disclosed on page 22 of the 2006 Form 10-K).  The amount is influenced by a number of factors, including but not limited to, first class postage rates, package volumes, weight of the package, presort discounts, scrap, customers who procure postage directly from the USPS, and domestic versus international units.  We track our postage expenditure by customer, and rebill the amount of expenditure to our customers in accordance with our contracts.  We maintain package count metrics that we use to manage the business.  We do not analyze or maintain information regarding the other variables that can influence changes in rebillable postage expenditures.  We disclose on page 65 of MD&A in the 2006 Form 10-K that the 2006 increase in reimbursable costs was attributable to $5.6 million of higher revenues. We further disclose that the increase in 2005 OOP costs are related to higher volumes.  On page 22 of the 2006 Form 10-K we disclose that we mailed 2.6 billion, 2.1 billion and 1.9 billion items for the years ended December 31, 2006, 2005, and 2004, respectively.  We will begin including these volume numbers in our MD&A in future filings.  Also, in 2006, a large customer began procuring postage directly from the USPS.  We did not discuss this development, since the impact on operating income was nil. We plan to include a qualitative discussion of this matter in future filings.  In addition, we plan to discuss reimbursable expenses on a quantitative basis in future filings.

Materials expense increased $51.3 million from 2005 to 2006.  The principal reasons that materials expense increased is due to the cost of procuring certain paper stock in 2006 that was previously provided by a customer (as mentioned on page 65 of the 2006 Form 10-K) and an increase in the volume of images.  The majority of our material expense is paper related.  Paper is a commodity product that is purchased in bulk.  We do not track paper purchases or usage by individual client.  We do track image counts and packages by client.  However, this latter data does not allow us to specifically quantify how much of our material usage costs are a result of specific customer changes, customer volumes or changes in unit pricing of the paper.  We do speak to the overall quantitative trends such as volumes.  On page 22 of the 2006 Form 10-K we disclose that we printed 15.5 billion, 11.6 billion and 9.0 billion images for the years ended

December 31, 2006, 2005, and 2004, respectively. We will begin including these volume numbers in our MD&A in future filings.

We began implementing new proprietary printing and inserting technology in late 2005.  In connection with the implementation of the new technologies, Output began purchasing new printing equipment to replace equipment that was previously leased.  In addition, Output incurred start-up costs associated with deploying the new print technologies (testing, paper scrap, machine down-time, conversion costs, etc.).  These costs were expensed in the period incurred.  The decrease in Leased equipment costs for each of the three years ended December 31, 2006 is a result of the shift from leased to owned equipment as described above.  The decrease in Equipment maintenance from 2004 to 2005 is considered to be immaterial.  The increase in Equipment maintenance from 2005 to 2006 is directly related to our deployment of owned equipment and the related costs of testing it before deployment and maintaining it after deployment.  We understood that we had variances in costs associated with the deployment of the technologies, and disclosed this as a qualitative reason for costs and expense variances.  We reference this in our MD&A on page 46 and page 65 of the 2006 Form 10-K.

The Output Solutions Segment has approximately 3,500 employees.  Compensation and benefits for the associates providing output processing services is one of the Segment’s largest expenses.  Many factors can influence the level of compensation and benefits including, but not limited to, headcount, shift differential, overtime, turnover and attrition, length of time to replace a terminated employee, competitive salaries in the market place, amount and timing of merit increases, promotions, business volumes, mix of employees and related salaries, maturation of work force, retirements, location and relocation of workforce, periodic market adjustments to slow attrition, impact of technology deployed, etc.  We manage our headcount based upon business volumes and expected timing of the business volumes (e.g. quarter/year-end).  No significant trend(s) has emerged other than changing business volumes that have impacted compensation and benefits.

DST believes that its MD&A disclosures surrounding its Output Solutions Segment, which address at least 80% of costs and all material variances, are in accordance with Regulation S-K Item 303 and the Commission’s additional interpretative releases relating to MD&A.

Note 2.  Significant Accounting Policies

Revenue Recognition, page 89

Comment 4.  We note your response to prior comment 3 where you indicate that the “DSTHS hosting arrangements are not significant since there have not been any meaningful new DSTHS software license sales in connection with a hosting arrangement during the period that DST has owned the DSTHS business (since April 29, 2005).”  Our comment, however, was not limited to software license sales included in hosting arrangements, but rather the intent of the Staff’s prior comment was to obtain an understanding of the Company’s accounting for hosting arrangements pursuant to the guidance in EITF 00-3.  In this regard, it is still not clear how the Company considered such guidance in determining whether your DSTHS hosting arrangements are service contracts or whether such arrangements include software and accordingly should be accounted for under SOP 97-2.  Please explain.  Also, tell us the amount of revenues earned from these arrangements in fiscal 2005 and 2006.

Response:  The DSTHS business provides business process outsourcing (“BPO”) services, ASP solutions, and turnkey (licensed) enterprise software applications for health plan administration and physician practice management.  Our BPO and ASP agreements are governed by service agreements and we have evaluated both under the provisions of EITF 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware” (“EITF 00-3”).  None of our DSTHS BPO and ASP customers have the contractual right to take possession of the software at any time during the hosting period without entering into a separate negotiation to license the software.  Accordingly, we have concluded that our DSTHS BPO and ASP arrangements are service contracts and are outside the scope of SOP 97-2.

DST recorded ASP/BPO revenues for DSTHS customers of $68.4 million and $35.8 million in 2006 and 2005, respectively, under service agreements that provided for monthly service fees.

Comment 5.  With regards to the information in your response to prior comment 3 as it relates to the AWD customers, please explain the following:

•                  Please explain further how you applied the guidance in EITF 00-3 in concluding that for the AWD customers that are on a monthly workstation/seat basis, the Company considers such hosting arrangements to be service contracts.  Do these customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and is it feasible to run the software either on its own hardware or on a third-party’s hardware?  If so, then how did you determine these contracts are not within the scope of SOP 97-2?  Tell us the amount of revenues recognized for these arrangements for each period presented.

•                  You indicate that eleven customers licensed the software for an upfront fee and later decided to take advantage of the cost efficiencies of having the Company host the software.  Tell us what you mean by the data processing services were contracted for “significantly after” the initial license arrangement.  Also, tell us how you considered TPA 5100.39 in determining that these contracts should not be considered as one multiple element arrangement.  Tell us the amount of license revenues and hosting revenues recognized from these contracts for each period presented.

•                  It appears that you use the price charged to these eleven customers as your basis for establishing VSOE for hosting services in limited situations where the customer licenses the software and hosting arrangement contemporaneously.  Please confirm.  Also, tell us what you mean by “limited situations” and tell us the amount of revenues recognized from bundled arrangements for each period presented.

Response:  In preparing our previous response to the Staff, we stated “For AWD customers that are on a monthly workstation/seat basis, DST considers these hosting arrangements to be service offerings”.  The following expanded discussion should clarify our response.

A large portion of our monthly AWD customers have possession of the AWD software and run it in their own data centers, while other customers utilize DST’s AWD data processing services

(hosting services).  The fee that is charged to monthly AWD customers varies based upon the number of seats or workstations utilized and is meant to cover both the license fee and the maintenance fee associated with the provisioning of the AWD software.  If a customer elects to utilize DST’s hosting services, there is an additional monthly fee based on the hosting services utilized.  There are no up-front license fees or switching fees.

Agreements with monthly AWD customers who take possession of the software are accounted for under SOP 97-2 and revenue is recognized in the month the services are performed.  For the group of customers that use our hosting services, we evaluated the AWD software license agreements under EITF 00-3 and concluded that they also fall within the scope of SOP 97-2 as customers can take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run AWD on its own hardware or contract with another third party to do so.

We believe that the ultimate revenue recognition model is the same for the monthly AWD customers irrespective of whether the agreements are viewed to be under SOP 97-2 or under EITF 00-21 and SAB 104.  Both would require that revenue be recognized monthly over the term of the agreement as both the services are provided and the variable pricing terms become fixed and determinable.  Annual software/maintenance usage fees for AWD customers with monthly usage agreements was $[***] million, $[***] million and $[***] million for the years 2006, 2005 and 2004, respectively.  AWD hosting revenues for this same group of customers was $[***] million, $[***] million and $[***] million for the years 2006, 2005, and 2004, respectively.

DST has approximately 260 current AWD customers, some of which date back to the original introduction of AWD in 1990.  Of these 260 customers, approximately 115 license AWD on a monthly workstation/seat basis and approximately 145 license AWD on a perpetual basis with an up-front license payment.  Of these groups of customers, approximately 30 of the 115 monthly workstation/seat basis customers and approximately 12 of the 145 up-front perpetual license customers utilize DST’s AWD Data Center hosting services.  DST began offering hosting services on a usage basis to both groups of AWD clients in 1997.

Based on this overall group of AWD customers, we have determined the VSOE of fair value of the DST AWD hosting services because a majority of customers that currently use our hosting services had previously licensed AWD prior to us offering such a service.  In addition, since 1997, we have several instances where the hosting services have been contracted separately after the customer ran the software in their own data center.  We therefore have evidence of having sold hosting services separately from any other deliverables.

TPA 5100.39 — Software revenue recognition for multiple-element arrangements (the “TPA”), addresses situations where a group of contracts or agreements may be so closely related that they are, in effect, parts of a single arrangement.  The TPA provides a list of factors, the existence of which may indicate that a group of contracts should be accounted for as a single arrangement. The first factor listed in the TPA addresses situations whereby contracts or agreements are negotiated or executed within a short time frame of each other.  We consider a group of contracts or agreements to be a single arrangement if such contracts are negotiated within three months of each other or are being negotiated in contemplation of each other beyond a three month timeframe.  The last factor listed in the TPA addresses situations whereby negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what is in essence is a single project. These factors are present in some of our AWD arrangements whereby we licensed AWD for an up-front license fee and we are providing AWD data processing hosting services.  The other four factors listed in the TPA are not present in the other arrangements where we have licensed AWD for an up-front fee and provided AWD data processing hosting services.  In situations where the above TPA factors are present, we treat the collective contracts as a single arrangement, evaluate them in accordance with SOP 97-2, and evaluate if VSOE is present for the elements contained in the single arrangement.

When we used the term “limited situations”, it was used in relation to the overall number of AWD customers as compared to where we entered into both an up-front perpetual license agreement and AWD hosting agreement.  The term “limited situation” in no way infers that we want to limit ourselves in offering hosting services, or that we have limited examples of having sold hosting services separately from any other deliverables.

The amount of AWD revenues recognized for the twelve customers with up-front license agreements and AWD Data center hosting arrangements for the periods presented are as follows:

($ in millions)	2006	2005	2004
Up-front license fees	$ [***]	$	$ [***]
Maintenance fees	[***]	[***]	[***]
AWD Data Center hosting fees	[***]	[***]	[***]
Other services	[***]	[***]	[***]
Total services	$ [***]	$ [***]	$ [***]

Of the twelve customers described above, two customers had initial upfront licenses in 2006 and two customers had initial upfront licenses in 2004.  For the remaining customers, the initial upfront license was recognized prior to 2004.

Note 3.  Significant Transactions

Asurion Corporation, page 95

Comment 6.  We note your response to prior comment 5.  With regards to such information, please provide the following:

•                  Your response indicates that the Company engaged a valuation firm to help it determine the $287 million fair value of DST lock\line and the value of the Company’s initial investment in Asurion.  Please tell us the methods and significant assumptions used in determining such values.  Also, provide a breakdown of the fair values of lock\lines assets and liabilities at the time of the merger and tell us how such values compare to the carrying value of such assets and liabilities at December 31, 2005.

•                  Tell us how you determined the allocation of the $174.8 million excess of the Company’s investment in Asurion to its pro-rate share of Asurion’s equity of (a) $44.6 million to definite lived intangible assets of Asurion and (b) $130.2 million to goodwill.  Tell us the specific intangible assets that you related this difference to and their respective useful lives.

•                  We note that $19 million of the deferred gain will not be amortized unless there is a triggering event.  Tell us what impact, if any, the transaction with a private equity firm as disclosed in your May 26, 2007 Form 8-K will have on this portion of the deferred gain.  Also, tell us if this transaction will have any impact on the amortization period for the $12.5 million deferred gain.

Response:   DST engaged a nationally recognized valuation firm to assist with the valuation of DST lock\line.  Although several valuation theories were considered, two principal valuation approaches were utilized.  The two valuation approaches were the income-based approach and a market based approach.  The income-based approach utilized a discounted cash flow model.  The discounted cash flow model utilized a management prepared financial projection for a discrete five-year period.  The financial projection was utilized to prepare a cash flow model.  The present value of the five year cash flow model was discounted using a rate of 14%.  The discount rate was determined based on assumptions for a Weighted Average Cost of Capital (WACC) and Capital Asset Pricing Model (CAPM).  The market based approach utilized a market comparable method that used appropriate market multiples applied to Revenue, EBITDA, EBIT, and Net Income.  The discounted cash flow model yielded a value of $287 million for stand-alone lock\line, which was supported by the range of values resulting from the market approach.

Asurion engaged the same nationally recognized firm to assist in the preparation of both a valuation of lock\line and a purchase price allocation based upon the resulting valuation; a stand-alone valuation of Asurion prior to the consummation of the merger; and a valuation of Asurion following the consummation of the merger.  It should be noted that Asurion is a private company, and DST did not control Asurion.  Asurion shared certain information with us as it related to the valuations and purchase price allocations.  All of the information received from Asurion corroborated the $287 million stand-alone valuation of lock\line and DST’s negotiated ownership percentage of 37.4% of the merged organization.  Asurion valued the new shares issued to DST for lock\line at $287 million.  The following table summarizes the carrying value (reflected on DST’s consolidated balance sheet) and the estimated fair value of assets and liabilities (provided to DST by Asurion based upon Asurion’s purchase price allocation for lock\line) as of December 31, 2005:

($ in millions)	DST Carrying Value	Asurion Estimated Fair Value	Difference
Current assets	$118.9	$118.9	$
Properties	13.5	15.5	2.0
Investments	0.7	0.7
Intangible assets.	85.6	101.6	16.0
Goodwill	86.9	161.0	74.1
Total assets	305.6	397.7	92.1
Current liabilities	110.7	110.7
Net assets	$194.9	$287.0	$92.1

Based upon the valuations referenced above, DST recorded a $287 million cost basis for its Asurion shares.  Asurion’s net assets (including lock\line at fair value) on the merger date was $300 million.  DST owned 37.4% of the outstanding shares of Asurion. Based on this ownership percentage, DST’s pro-rata share of Asurion’s net assets was $112.2 million.  The difference between DST’s cost basis in Asurion and DST’s pro-rata share of Asurion’s net assets was $174.8 million.  DST performed extensive due diligence procedures of legacy Asurion relating to the merger.  Based upon a review of Asurion’s identifiable intangible assets, including but not limited to its customer relationships, software technology, strategic partnerships, trade name, and workforce in place, we estimated that approximately 42.5% of the basis difference ($75.6 million) was attributed to amortizable identifiable intangibles with lives ranging from 3 to 15 years and approximately 57.5% of the basis difference ($99.2 million) was attributed to intangible assets that are not separable from goodwill (i.e. workforce in place) in accordance with SFAS 141, Business Combinations, and residual goodwill.  Based upon the mechanics of the purchase accounting for the basis difference, deferred taxes of $31.0 were calculated relating to the amortizable identifiable intangible assets.  The deferred taxes had the effect of increasing the goodwill portion from $99.2 million to $130.2 million.  The basis difference was actually comprised of three components: $75.6 million of amortizable identified intangible assets; $130.2 million of goodwill; and $31.0 million of deferred taxes.  The three amounts net to the $174.8 million basis difference.  In trying to simplify our disclosures relating to the basis difference, we reported an amount of $44.6 million for identified intangibles, net of deferred taxes, and $130.2 million of goodwill.

As a result of DST having a continuing 37.4% ownership in Asurion, DST deferred $31.6 million of the gain that resulted from the transaction.  DST segregated the gain into amortizable ($12 million) and non-amortizable ($19.6 million) portions based upon purchase price allocation and amortization lives provided by Asurion.  Although Asurion assigned amortization lives ranging from 3 to 15 years for the incremental lock\line intangible assets, DST due to immateriality and simplicity elected to amortize the amortizable portion of the deferred gain over 15 years.  DST would only release a portion of the non-amortizable gain in the event Asurion were to record an impairment charge or any other reduction in the lock\line related goodwill.  DST was merely amortizing the deferred gain at the same rate that Asurion was amortizing the lock\line related intangibles that resulted from the transaction.  On April 26, 2007, DST announced that it planned to sell a portion of its investment in Asurion as a result of a merger transaction announced by Asurion with private equity firms.  The announcement of the transaction did not cause Asurion to change the estimated lives that it was using for the lock\line related intangibles or cause Asurion to have a triggering event to evaluate the carrying value of the lock\line related goodwill.  Since Asurion did not change any amortization amounts or have an impairment of lock\line goodwill, DST continued to amortize the deferred gains as previously disclosed.

It should also be noted that at the time that the announcement was made, there were several significant hurdles (regulatory approval under the Hart Scott Rodino Act, regulatory approval due to the insurance aspects of Asurion’s business from various states, placement of debt by the private equity firms and other pre-closing conditions) to be cleared before the transaction could close.  Ultimately, those conditions were met and the transaction officially closed on July 3, 2007.  Because the transaction only recently closed, DST has not yet recorded an entry in its accounting records related to this transaction.  We have researched and concluded that the deferred gain will be used in the determination of the gain on sale of Asurion.  This treatment is consistent with our understanding that Asurion will utilize full purchase accounting for the transaction as opposed to partial carry over basis.  It should be noted that DST’s investment in Asurion has changed as a result of this transaction from an investment accounted for on an equity basis to an investment accounted for on a cost basis.

Note 5.  Investments, page 101

Comment 7.   In your response, you assert that DST frequently monitors its status as an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“1940 Act”).  Section 3(a)(1)(C) defines an “investment company” as any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”  You state that DST’s consolidated financial statements are “not meaningful” to an assessment of whether DST is an investment company, in part because DST reports the value of its operating assets based on historical cost instead of current fair value.

You state that DST’s management monitors the company’s status under Section 3(a)(1)(C) frequently, and that based on such monitoring, management is “comfortable that the value” of its investment securities as a percentage of total assets (net of cash items and Government securities) on an unconsolidated basis “is substantially less than 40%.”  Please provide us with management’s current estimate of this percentage with a brief discussion explaining how that percentage was calculated.

Response:  In monitoring the shares of the Company under Section 3(a)(1)(C) of the Investment Company Act, management reviews various valuation metrics for the Company’s subsidiaries and other assets, reviews published securities analysts’ reports regarding the Company and the Company’s current market value, and considers estimated fair market values of its significant  assets, including proprietary systems in which it has invested substantially throughout the history of the Company.  It should be noted that the Company believes that its proprietary systems have fair values significantly exceeding the net book value reflected on the Company’s consolidated balance sheet.  If, as has been the case historically, these assessments and reviews support the conclusion that the Company’s investment securities have a value substantially less than 40% of the Company’s total unconsolidated assets (excluding cash items and U.S. government securities), management does not make any final determinations of value for its subsidiaries, proprietary systems and other non-investment securities assets and accordingly does not determine a percentage for purposes of Section 3(a)(1)(C).

Form 10-Q for the Quarterly Period Ended March 31, 2007

Item 4.  Controls and Procedures, page 34

Comment 8.   Your conclusion that your disclosure controls and procedures as of March 31, 2007 were effective is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decision regarding required disclosure.”  Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Response:  The above statements regarding DST’s disclosure controls and procedures are true for the quarter ended March 31, 2007.  In future filings, we will provide additional detail as suggested by your comment.

Other

Comment 9:  We note your disclosures in the Company’s response letter where you indicate the Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.  Please be advised that a letter signed by counsel would not satisfy the requirement of this comment.  As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

Response:  The required disclosures have been included in the third paragraph on page one of this letter, which has been signed by Kenneth V. Hager, DST’s Vice President, Chief Financial Officer and Treasurer.  In addition, DST confirms the same disclosure statements made in the letter to the SEC dated May 10, 2007 that was signed by DST’s counsel, Sonnenschein, Nath & Rosenthal LLP.

We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816.435-6535.

Very truly yours,

/s/ Kenneth V. Hager

Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

cc:	Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. John F. Marvin, Esq.
Mr. Marc A. Salle, Esq.